EXHIBIT 99.1

Vicinity Motor Corp. Receives Notice from RBC of Intent to File Receivership Order on Monday, October 21, 2024

PricewaterhouseCoopers LLP Resigns as Auditor ; BC Securities Commission Expected to Cease Trading by Monday, October 21, 2024

VANCOUVER, BC / ACCESSWIRE / October 18, 2024 / Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“Vicinity” or the “Company”) today announced that Royal Bank of Canada (“RBC”) has notified the company that it intends to file a receivership order on Monday, October 21, 2024. Concurrently, PricewaterhouseCoopers LLP has resigned as the Company’s auditor. The Company expects that the BC Securities Commission will cease trading of Vicinity Motor Corp. common stock by Monday, October 21, 2024.

Company Contact:

Vicinity Motor Corp.

(604) 607-4000

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. In particular, and without limitation, this news release contains forward-looking statements respecting the Company’s expectations about the Creditors proceeding toward receivership and the inability of the Company to continue to operate. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include the ongoing discussions with the Creditors and impact of a receivership order on the Company if obtained; uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, production prospects at Vicinity’s assembly facility in the State of Washington, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.